

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2022

Marvin Tien
Co-Chairman, Chief Executive Officer and Director
Corner Growth Acquisition Corp.
251 Lytton Avenue, Suite 200
Palo Alto, CA 94301

      Re: Corner Growth Acquisition Corp.
          Form 10-K for the Fiscal Year Ended December 31, 2021
          Filed March 31, 2022
          File No. 001-39814

Dear Marvin Tien:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Real Estate & Construction